                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                         SEC File Number 0-30857
                                                           CUSIP Number ________

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] FORM 10-Q  [ ] Form N-SAR

For Period Ended: September 30, 2004
------------------------------------

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
---------------------------------

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
---------------------------------

Part I - Registrant Information
-------------------------------

Full Name of Registrant:  ORDERPRO LOGISTICS, INC.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

            7400 North Oracle Road, Suite 372

City, State and Zip Code

            Tucson AZ 85704

---------------------------------

Part II - Rules 12b-25(b) and (c)
---------------------------------

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

---------------------------------

Part III - Narrative
---------------------------------

      State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

      As discussed in an 8-K report dated October 25, 2004, JBP Express, a major subsidiary of the Company, discontinued its operations on October 11, 004. As a result, additional time is needed to file the report.
---------------------------------

Part IV - Other Information
---------------------------------

      (1) Name and telephone number of person to contact in regard to this notification

       William T. Hart                 (303)                   839-0061
       -----------------               -----                   --------
           (Name)                   (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                     [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [X] Yes  [  ] No

              Explanation of the anticipated change.

              As discussed in an 8-K report dated October 25, 2004, JBP Express, a major subsidiary of the Company, discontinued its operations on October 11, 004. In the 10-QSB report for September 30, 2004, JBP Express will be shown as discontinued operations.


                            ORDERPRO LOGISTICS, INC.
                            ------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 16, 2004                       By /s/ Jeffrey M. Smuda
                                                 -------------------------------
                                                 Jeffrey M. Smuda, Chief
                                                  Executive Officer and Director


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).